October 25, 2011

VIA ELECTRONIC TRANSMISSION AND EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549-6010
Attention:  Ms. Sonia Gupta Barros, Esq.

Re:	American Realty Capital Properties, Inc.
Registration Statement on Form S-11
File No. 333-176952

Dear Ms. Barros:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we hereby join in the request of American Realty Capital Properties, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time, on October 27, 2011 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, we wish to advise you that we have distributed approximately 1400 copies of the Preliminary Prospectus issued October 21, 2011 through the date hereof, to underwriters, dealers, institutions and others.

Very truly yours,

LADENBURG THALMANN & CO. INC.

By: _/s/ Steve Kaplan__________________
      Name:  Steve Kaplan
      Title:  Managing Director